Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Verde Clean Fuels, Inc. (formerly CENAQ Energy Corp.) on Form S-1 of our report dated March 31, 2023, with respect to our audits of the consolidated financial statements of Verde Clean Fuels, Inc. (formerly CENAQ Energy Corp.) as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on March 31, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any consolidated financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Houston, Texas
April 20, 2023